News Release

CNH Profit Doubles in the Second Quarter

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939
Albert Trefts, Jr. Investor Relations (1) 847 955 3821

Lake Forest, Illinois (July 23, 2004) CNH Global N.V. (NYSE:CNH) today reported second quarter 2004 net income of $107 million, compared to $56 million in the same period last year, excluding restructuring charges, net of tax, of $24 million and $20 million, respectively, in the two periods. Second quarter 2004 earnings per share were $.62 compared to $.27 per share in the second quarter of 2003, including restructuring charges of $.18 and $.15, respectively.

“With a strong second quarter performance behind us, we expect that CNH will be solidly in the black for 2004,” Paolo Monferino, CNH president and chief executive officer said. “The merger process is nearly complete and we are entering the final phase of the most extensive product renewal program seen in this industry. We are well positioned in both our agricultural and construction equipment businesses to take full advantage of the market growth we anticipate in the months ahead.”

CNH’s net income for the first six months was $111 million in 2004, compared to $16 million for the first six months of 2003, excluding restructuring charges, net of tax, of $37 million and $26 million, respectively. Earnings per share for the first six months of 2004 were $.56, compared to a loss per share of $.08 in the first six months of 2003, including restructuring charges of $.27 and $.20, respectively.

Second quarter sales of agricultural equipment. Net sales of agricultural equipment increased to $2.295 billion for the quarter, compared to $1.956 billion for the second quarter of 2003, an increase of 14% when adjusted for currency fluctuations. Substantial revenue increases in both North America and Latin America more than offset currency adjusted declines in Europe.

Second quarter 2004 North American industry unit sales of both over-40 horsepower agricultural tractors and combines increased significantly compared to the same period last year. In Western Europe, industry unit sales of tractors improved from year-earlier levels while industry sales of combines declined. Industry sales in Latin America were up significantly in the quarter for both combines and tractors.

Retail unit sales of CNH agricultural equipment increased in nearly all markets, with the greatest gains in the second quarter coming from over-40 horsepower tractors, where the company gained share in the Americas. Retail sales of the company’s combines also increased in North and Latin America, but declined in Western Europe.

■ CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com ■

Second quarter sales of construction equipment. Net sales of construction equipment totaled $967 million, compared to $798 million for the second quarter of 2003, an increase of 17% when adjusted for currency fluctuations. Substantially improved performance in North America and Latin America more than offset a disappointing result in Western Europe.

Second quarter industry sales of heavy equipment improved dramatically in the Americas and moderately in Western Europe. Industry sales of light equipment showed strong growth in all markets.

Retail unit sales of CNH heavy construction equipment outperformed the market in North America and remained strong in Latin America during the second quarter. Sales of light equipment were up significantly in the Americas. In North America, the brands of CNH gained market share in the rapidly recovering backhoe segment and kept pace with the rebound in the skid steer loader segment. In Western Europe, where the company’s brands are in the midst of an extensive phase-out of old models and phase-in of new models, retail sales of CNH heavy and light equipment declined.

Equipment Operations second quarter financial results. Second quarter net sales of equipment were $3.262 billion, compared to $2.754 billion for the same period in 2003. Net of currency fluctuations, sales increased by 15% compared to the same period last year, led by the Americas.

CNH Equipment Operations’ second quarter gross margin improved year-over-year, reflecting increased volume, the positive impact of pricing, reduced product cost, and the contributions of CNH’s product improvement initiatives in both the agricultural and construction equipment businesses.

The improvement in gross margin was the primary factor driving the company’s second quarter industrial operating margin of $256 million, or 7.8% of net sales, compared to $156 million, or 5.7% of net sales, in the second quarter of 2003.

CNH Equipment Operations adjusted EBITDA was $259 million for the second quarter compared to $183 million in the same period last year.

Equipment Operations year-to-date results. For the first half of 2004, net sales of equipment totaled $5.925 billion, compared to $5.031 billion for the same period last year. Net of currency fluctuations, sales increased by 11% in the period.

The contribution from the company’s profit improvement initiatives totaled $62 million during the first half of 2004.

Higher year-over-year restructuring costs in the first six months of 2004 included the closure of one construction equipment manufacturing facility in France and a foundry in the United States as planned, plus the closing of an additional agricultural equipment manufacturing facility in Germany.

As the company has closed facilities, pension and medical benefit costs for inactive employees, which are included in other net expenses, have increased, offset by declines in pension and benefit costs for active employees.

CNH Equipment Operations adjusted EBITDA was $387 million for the first half of 2004 compared to $248 million in the same period last year. The interest coverage ratio for the twelve months ending on June 30, 2004 was 2.6, compared to 1.6 for the twelve months ending June 30, 2003.

Financial Services second quarter financial results. In the second quarter of 2004, CNH Capital reported net income of $29 million, compared to $27 million in the same period last year. Net interest margin improvements and lower loan losses from on-book accounts receivable were essentially equal to the retail ABS gain recorded in the second quarter of 2003.

Financial Services year-to-date financial results. For the first six months of 2004, CNH Capital reported net income of $56 million, compared with $33 million in the first half of 2003. Larger gains on the company’s ABS transactions, higher margins, lower loan losses, and a greater share of the captive retail market accounted for the improvement in the bottom line in the first half of the year.

Balance sheet. Equipment Operations net debt declined to $1.815 billion on June 30, 2004 from $1.902 billion on December 31, 2003, driven by a positive net cash flow from operating activities. The seasonal increase in working capital was less in the second quarter of 2004 than seasonal increases in prior years.

Agricultural equipment market outlook for 2004. CNH expects North American industry sales of combines and over-40 horsepower tractors to remain strong through the third quarter and outperform 2003 levels in the fourth quarter. In Europe, industry sales of tractors and combines in the second half are expected to remain near 2003 levels. In Latin America, second half industry sales of agricultural tractors should continue to run above 2003 levels, while combine sales should decline in comparison to a very strong 2003 second half.

Construction equipment market outlook for 2004. Industry sales of both heavy and light construction equipment are expected to increase moderately in North America in the back half of 2004, although the rate of the increase will slow as comparisons toughen in the fourth quarter. In Western Europe, second half industry sales of heavy equipment should continue to run moderately ahead of 2003 levels, while more significant growth is expected for light construction equipment.

CNH outlook for 2004. Through the balance of the year, CNH expects to see further bottom line improvements consistent with the seasonality of the business. The company now expects that pension and medical costs for active and retired employees will remain near prior year levels in 2004 rather than increase as forecast previously. Benefits from the company’s profit improvement initiatives should come mainly from the company’s manufacturing footprint rationalization actions in 2004.

CNH Capital’s contribution to the bottom line should increase moderately in 2004, based on first half performance and anticipated gains from second half ABS transactions. The company expects to incur restructuring charges of about $125 million, pretax, as the company completes all its remaining merger-related restructuring initiatives in the current year. In total, CNH expects its 2004 net income to improve by up to $150 million, excluding restructuring charges, on anticipated consolidated revenues of approximately $12 billion.

###

CNH management will hold a conference call later today to review its second quarter results. The conference call webcast will begin at approximately 10:00 am U.S. Eastern Time. This call can be accessed through the investor information section of the company’s web site at www.cnh.com and is being carried by CCBN.

CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by more than 12,000 dealers in approximately 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its products can be found on line at www.cnh.com.

Forward looking statements. This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “continue,” “on track,” or similar terminology.

Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our and our customers’ access to credit, actions by rating agencies, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms, and fertilizer costs. Additionally, our achievement of the anticipated benefits of our profit improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize operations and to execute our multiple brand strategy. Further information concerning factors that could significantly affect expected results is included in our Form 20-F for the year ended December 31, 2003.

We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH Global N.V.
Revenues and Net Sales
(Dollars in Millions)
(Unaudited)

	Three Months Ended			Six Months Ended
	June 30,			June 30,
			%			%
	2004	2003	Change	2004	2003	Change
Revenues:
Net sales
Agricultural equipment	$2,295	$1,956	17%	$4,213	$3,556	18%
Construction equipment	967	798	21%	1,712	1,475	16%

Total net sales	3,262	2,754	18%	5,925	5,031	18%
Financial services	147	163	(10%)	298	296	1%
Eliminations and other	(11)	(8)		(18)	(21)

Total revenues	$3,398	$2,909	17%	$6,205	$5,306	17%

Net sales:
North America	$1,544	$1,116	38%	$2,740	$2,136	28%
Western Europe	1,077	1,067	1%	1,975	1,897	4%
Latin America	217	164	32%	449	284	58%
Rest of World	424	407	4%	761	714	7%

Total net sales	$3,262	$2,754	18%	$5,925	$5,031	18%

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND SUPPLEMENTAL INFORMATION
(Millions, except per share data)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Three Months Ended		Three Months Ended		Three Months Ended
	June 30,		June 30,		June 30,
	2004	2003	2004	2003	2004	2003
Revenues
Net sales	$3,262	$2,754	$3,262	$2,754	$—	$—
Finance and interest income	136	155	20	20	147	163

Total	3,398	2,909	3,282	2,774	147	163
Costs and Expenses
Cost of goods sold	2,711	2,309	2,711	2,309	—	—
Selling, general and administrative	274	275	228	223	47	52
Research and development	67	66	67	66	—	—
Restructuring	39	26	39	25	—	1
Interest expense	120	110	80	69	50	52
Interest compensation to Financial Services	—	—	30	21	—	—
Other, net	79	57	60	35	9	18

Total	3,290	2,843	3,215	2,748	106	123
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	2	1	29	27	2	1
Equipment Operations	4	(1)	4	(1)	—	—

Income (loss) before income taxes and minority interest	114	66	100	52	43	41
Income tax provision (benefit)	24	26	10	12	14	14
Minority interest	7	4	7	4	—	—

Net income (loss)	$83	$36	$83	$36	$29	$27

Basic and diluted earnings (loss) per share (“EPS”):
Basic:
EPS before restructuring, net of tax	$0.80	$0.42

EPS	$0.62	$0.27

Diluted:
EPS before restructuring, net of tax	$0.80	$0.42

EPS	$0.62	$0.27

Dividends declared	$0.25	$0.25

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND SUPPLEMENTAL INFORMATION
(Millions, except per share data)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Six Months Ended		Six Months Ended		Six Months Ended
	June 30,		June 30,		June 30,
	2004	2003	2004	2003	2004	2003
Revenues
Net sales	$5,925	$5,031	$5,925	$5,031	$—	$—
Finance and interest income	280	275	36	41	298	296

Total	6,205	5,306	5,961	5,072	298	296
Costs and Expenses
Cost of goods sold	4,960	4,248	4,960	4,248	—	—
Selling, general and administrative	555	545	460	441	95	104
Research and development	132	136	132	136	—	—
Restructuring	58	34	57	31	1	3
Interest expense	241	232	159	157	96	105
Interest compensation to Financial Services	—	—	55	39	—	—
Other, net	160	112	119	68	26	37

Total	6,106	5,307	5,942	5,120	218	249
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	4	3	56	33	4	3
Equipment Operations	6	1	6	1	—	—

Income (loss) before income taxes and minority interest	109	3	81	(14)	84	50
Income tax provision (benefit)	27	9	(1)	(8)	28	17
Minority interest	8	4	8	4	—	—

Net income (loss)	$74	$(10)	$74	$(10)	$56	$33

Basic and diluted earnings (loss) per share (“EPS”):
Basic:
EPS before restructuring, net of tax	$0.83	$0.12

EPS	$0.56	($0.08)

Diluted:
EPS before restructuring, net of tax	$0.83	$0.12

EPS	$0.56	($0.08)

Dividends declared	$0.25	$0.25

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
AND SUPPLEMENTAL INFORMATION
(Millions)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2004	2003	2004	2003	2004	2003
Assets
Cash and cash equivalents	$2,150	$1,944	$1,950	$1,801	$200	$143
Accounts, notes receivable and other — net	7,144	5,996	2,459	2,347	4,755	4,003
Intersegment notes receivable	—	—	824	1,012	—	—
Inventories	2,554	2,478	2,554	2,478	—	—
Property, plant and equipment — net	1,435	1,528	1,426	1,518	9	10
Equipment on operating leases — net	259	353	—	—	259	353
Investment in Financial Services	—	—	1,320	1,241	—	—
Investments in unconsolidated affiliates	418	429	348	364	70	65
Goodwill and intangibles	3,378	3,393	3,235	3,248	143	145
Other assets	2,597	2,540	2,189	2,141	408	399

Total Assets	$19,935	$18,661	$16,305	$16,150	$5,844	$5,118

Liabilities and Equity
Short-term debt	$2,975	$2,110	$1,515	$1,522	$1,460	$588
Intersegment short-term debt	—	—	—	—	124	312
Accounts payable	1,877	1,635	1,878	1,836	66	139
Long-term debt	4,827	4,886	3,074	3,193	1,753	1,693
Intersegment long-term debt	—	—	—	—	700	700
Accrued and other liabilities	5,390	5,156	4,972	4,725	421	445

Total Liabilities	15,069	13,787	11,439	11,276	4,524	3,877
Equity	4,866	4,874	4,866	4,874	1,320	1,241

Total Liabilities and Equity	$19,935	$18,661	$16,305	$16,150	$5,844	$5,118

Total debt less cash and cash equivalents and intersegment notes receivables (“Net Debt”)	$5,652	$5,052	$1,815	$1,902	$3,837	$3,150

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
AND SUPPLEMENTAL INFORMATION
(Millions)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Six Months Ended		Six Months Ended		Six Months Ended
	June 30,		June 30,		June 30,
	2004	2003	2004	2003	2004	2003
Operating Activities:
Net income (loss)	$74	$(10)	$74	$(10)	$56	$33
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	169	167	133	116	36	51
Intersegment activity	—	—	(105)	28	105	(28)
Changes in operating assets and liabilities	(1,002)	(778)	76	(366)	(1,078)	(412)
Other, net	56	115	1	81	(1)	1

Net cash from operating activities	(703)	(506)	179	(151)	(882)	(355)

Investing Activities:
Expenditures for property, plant and equipment	(67)	(80)	(66)	(78)	(1)	(2)
Expenditures for equipment on operating leases	(27)	(33)	—	—	(27)	(33)
Other, net (primarily acquisitions and divestitures)	93	99	(25)	10	86	89

Net cash from investing activities	(1)	(14)	(91)	(68)	58	54

Financing Activities:
Intersegment activity	—	—	177	(283)	(177)	283
Net increase (decrease) in indebtedness	980	762	(55)	717	1,035	45
Dividends paid	(37)	(33)	(37)	(33)	—	—
Other, net	(1)	—	(1)	—	32	—

Net cash from financing activities	942	729	84	401	890	328

Other, net	(32)	25	(23)	11	(9)	14

Increase (decrease) in cash and cash equivalents	206	234	149	193	57	41
Cash and cash equivalents, beginning of period	1,944	775	1,801	469	143	306

Cash and cash equivalents, end of period	$2,150	$1,009	$1,950	$662	$200	$347

Non-Cash Items:
Debt-for-Equity exchange	$—	$2,000	$—	$2,000	$—	$—

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

1.	Principles of Consolidation and Basis of Presentation — The accompanying unaudited condensed financial statements reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the consolidated results of CNH Global N.V. and its consolidated subsidiaries (“CNH” or the “Company”) in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”); however, because of their condensed nature, they do not include all of the information and note disclosures required by US GAAP for complete financial statements. These financial statements should therefore be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2003 included in the Company’s Annual Report on Form 20-F filed with the SEC on April 7, 2004.

The condensed financial statements include the accounts of CNH’s majority-owned and controlled subsidiaries and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. The supplemental financial information captioned “Equipment Operations” includes the results of operations of CNH’s agricultural and construction equipment operations, with the Company’s financial services businesses reflected on the equity method basis. The supplemental financial information captioned “Financial Services” reflects the consolidation of CNH’s financial services businesses.

2.	Stock-Based Compensation Plans – CNH has stock-based employee compensation plans which are more fully described in Note 19, “Option and Incentive Plans” to our 2003 Form 20-F. In December 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure (an amendment of FASB Statement No. 123) (“SFAS No. 148”). SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. During 2003, CNH elected to change to a fair value based method of accounting for stock-based compensation, using the Prospective Method, in accordance with SFAS No. 148.

Additionally, compensation expense is reflected in net income (loss) for stock options granted during 2001 with an exercise price less than the quoted market price of CNH common shares on the date of grant.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to all stock-based compensation for the three and six months ended June 30, 2004 and 2003:

		Three Months		Six Months
		Ended		Ended
		June 30,		June 30,
		2004	2003	2004	2003
			(in millions, except per share data)
Net income (loss), as reported		$83	$36	$74	$(10)
Add:	Stock-based employee compensation expense included in reported net income (loss), net of tax	—	—	—	—
Deduct:	Total stock — based employee compensation expense determined under fair value based methods, net of tax	(1)	(1)	(2)	(2)

		$82	$35	$72	$(12)

Pro forma net income (loss)
Basic		133.2	131.7	133.0	131.5

Diluted		133.4	132.0	133.2	131.5

Earnings (loss) per share (“EPS”):
As reported:
Basic		$0.62	$0.27	$0.56	$(0.08)

Diluted		$0.62	$0.27	$0.56	$(0.08)

Pro forma:
Basic		$0.62	$0.27	$0.54	$(0.09)

Diluted		$0.61	$0.27	$0.54	$(0.09)

3.	Accounts and Notes Receivable — In CNH’s receivable asset securitization programs, retail finance receivables are sold to limited purpose, bankruptcy remote, consolidated subsidiaries of CNH. In turn, these subsidiaries establish separate trusts to which they transfer the receivables in exchange for the proceeds from asset-backed securities sold by the trusts. Due to the nature of the assets held by the trusts and the limited nature of each trust’s activities, they are each classified as a qualifying special purpose entity (“QSPE”) under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). In accordance with SFAS No. 140, assets and liabilities of the QSPEs are not consolidated in the Company’s consolidated balance sheets. The amounts outstanding under these programs were $3.6 billion and $4.5 billion at June 30, 2004 and December 31, 2003, respectively. In addition to the retail securitization programs, certain subsidiaries of CNH securitized or discounted wholesale receivables without recourse. As of June 30, 2004 and December 31, 2003, $2.1 billion and $1.7 billion, respectively, remained outstanding under these programs.

In December 2003, the FASB issued FASB Interpretation No. 46, (Revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“Interpretation No. 46R”) This standard replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) that was issued in January 2003. Interpretation No. 46R modifies or clarifies various provisions of FIN 46. Interpretation No. 46R addresses the consolidation by business enterprises of variable interest entities (“VIEs”), as defined by Interpretation No. 46R. Interpretation No. 46R exempts certain entities from its requirements and provides for special effective dates for entities that have fully or partially applied FIN 46 prior to issuance of Interpretation No. 46R. Otherwise, application of Interpretation No. 46R was required in financial statements of public entities that have interest in structures commonly referred to as special

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

purpose entities (“SPE”) for periods ending after December 15, 2003. The Company adopted the provisions of Interpretation No. 46R during the quarter ended March 31, 2004.

As disclosed above and in Note 4, “Accounts and Notes Receivables” of our Form 20-F, our Financial Services operation uses SPEs in the securitization and sale of its receivables. These SPEs meet the criteria of QSPEs, which are exempt from consolidation under Interpretation No. 46R. The Company has also evaluated its other VIEs, the result of which did not have a material effect on the Company’s financial condition or results of operations.

4.	Inventories — Inventories as of June 30, 2004 and December 31, 2003 consist of the following:

	June 30,	December 31,
	2004	2003
	(in millions)
Raw materials	$415	$416
Work-in-process	256	243
Finished goods and parts	1,883	1,819

Total Inventories	$2,554	$2,478

5.	Goodwill and Intangibles — The following table sets forth changes in goodwill and intangibles for the six months ended June 30, 2004:

			Foreign
	Balance at		Currency	Balance at
	January 1,		Translation	June 30,
	2004	Amortization	and Other	2004
		(in millions)
Goodwill by reporting unit:
Agricultural Equipment	$1,775	$—	$(1)	$1,774
Construction Equipment	634	—	1	635
Financial Services	145	—	—	145

Total	2,554	—	—	2,554

Intangibles	839	(22)	7	824

Total Goodwill and Intangibles	$3,393	$(22)	$7	$3,378

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

As of June 30, 2004 and December 31, 2003, the Company’s intangible assets and related accumulated amortization consisted of the following:

		June 30, 2004			December 31, 2003
	Weighted
	Average		Accumulated			Accumulated
	Life	Gross	Amortization	Net	Gross	Amortization	Net
				(in millions)
Intangible assets subject to amortization:
Engineering drawings	20	$335	$77	$258	$335	$69	$266
Dealer Network	25	216	39	177	216	35	181
Other	10-30	177	61	116	188	69	119

		728	177	551	739	173	566

Intangible assets not subject to amortization:
Trademarks		273	—	273	273	—	273

		$1,001	$177	$824	$1,012	$173	$839

CNH recorded amortization expense of approximately $22 million for the six months ended June 30, 2004. CNH recorded amortization expense of approximately $37 million for the year ended December 31, 2003. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the years 2004 to 2008 is approximately $40 million. As acquisitions and dispositions occur in the future, as currency fluctuates and as purchase price allocations are finalized, these amounts may vary.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

6.	Debt – The following table sets forth total debt and total debt less cash and cash equivalents and intersegment notes receivables (“Net Debt”) as of June 30, 2004 and December 31, 2003

	Consolidated		Equipment Operations		Financial Services
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2004	2003	2004	2003	2004	2003
			(in millions)
With Fiat Affiliates	$565	$698	$303	$403	$262	$295
Other	2,410	1,412	1,212	1,119	1,198	293
Intersegment	—	—	—	—	124	312

	2,975	2,110	1,515	1,522	1,584	900

With Fiat Affiliates	1,112	1,731	872	1,380	240	351
Other	3,715	3,155	2,202	1,813	1,513	1,342
Intersegment	—	—	—	—	700	700

	4,827	4,886	3,074	3,193	2,453	2,393

With Fiat Affiliates	1,677	2,429	1,175	1,783	502	646
Other	6,125	4,567	3,414	2,932	2,711	1,635
Intersegment	—	—	—	—	824	1,012

	7,802	6,996	4,589	4,715	4,037	3,293

Cash and cash equivalents:
With Fiat Affiliates	1,599	1,325	1,556	1,315	43	10
Other	551	619	394	486	157	133
Intersegment notes receivables	—	—	824	1,012	—	—

	$5,652	$5,052	$1,815	$1,902	$3,837	$3,150

On May 18, 2004, $500 million of Case New Holland, Inc. 6% Senior Notes due 2009 (the “6% Senior Notes”) were issued. The 6% Senior Notes, issued at a discount, resulted in net proceeds of approximately $474 million. The 6% Senior Notes, like the $1.05 billion of Case New Holland, Inc. 9 1/4% Senior Notes due 2011, are fully and unconditionally guaranteed by CNH and certain of its direct and indirect subsidiaries and contain certain covenants that restrict our ability to, among other things, incur additional debt; pay dividends on our capital stock or repurchase our capital stock; make certain investments; enter into certain types of transactions with affiliates; restrict dividend or other payments by our restricted subsidiaries; use assets as security in other transactions; enter into sale and leaseback transactions; and sell certain assets or merge with, or into, other companies. In addition, certain of the related agreements governing our subsidiaries’ indebtedness contain covenants limiting their incurrence of secured debt or structurally senior debt.

At June 30, 2004, CNH had approximately $3.6 billion available under $7.9 billion of total lines of credit and asset-backed facilities. Cash and cash equivalents deposited with Fiat and its affiliates is repayable to CNH upon one day’s notice.

7.	Income Taxes – For the three months ended June 30, 2004 and 2003, effective income tax rates were 21.1% and 39.4% respectively. For the six months ended June 30, 2004 and 2003, effective income tax rates were 24.8% and 300.0%, respectively. For 2004 and 2003, tax rates differ from the Dutch statutory rate of 35% primarily due to continued losses in certain jurisdictions where no immediate tax benefit is recognized, offset by increased taxable income in jurisdictions where a benefit for losses has not been previously recorded. Additionally, our

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

effective rate for 2004 was positively impacted by certain restructuring actions taken in the second quarter.

8.	Restructuring — During the three and six month ended June 30, 2004, CNH expensed approximately $39 million and $58 million, respectively of restructuring costs. The restructuring costs primarily relate to severance, and other costs incurred due to headcount reductions and facility closings. During the three and six months ended June 30, 2004, utilization, foreign exchange and other adjustments totaled approximately $21 million and $53 million, respectively. Utilized amounts primarily relate to involuntary employee severance costs and costs related to the closing of facilities. As of June 30, 2004 and December 31, 2003, CNH had accrued restructuring costs of $77 million and $72 million, respectively.

9.	Employee Benefit Plans and Postretirement Benefits — On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Act”) was signed into law. The Medicare Act introduced a prescription drug benefit program under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans. Certain accounting issues raised by the Medicare Act, such as how to account for the federal subsidy, are not explicitly addressed by FASB Statement No. 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions”.

The FASB issued FASB Staff Position (“FSP”) No. FAS 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003”, (“FSP No.106-1”) that allowed sponsors to elect to defer recognition of the effects of the Medicare Act. In May 2004, the FASB issued FSP No. FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP No. 106-2”) which provides guidance on accounting for the effects of the Medicare Act for employers that sponsor postretirement heath care plans that provide prescription drug benefits.

CNH is in the process of evaluating the impact of the Medicare Act on its U.S. postretirement health plans. CNH anticipates completing its evaluation and adopting the provisions of FSP No. 106-2, as required, in the third quarter of 2004.

In the United States, our contract with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (the “UAW”) expired in May 2004 though operations continue as normal in the covered facilities. Current negotiations cover approximately 675 active hourly production and maintenance employees as well as hourly retirees from UAW represented facilities. Negotiations began during the first quarter of 2004. The Company’s contract proposal includes changes to future U.S. defined benefit pension plans and changes to the active and post-retirement healthcare plans for current UAW represented employees. If these proposed changes become effective, they would result in changes to our benefit cost computation in periods following the effective date of any such change.

During the second quarter of 2004, CNH made a discretionary contribution of $80 million to its U.S. defined benefit plan trust. In July 2004, CNH made an additional discretionary contribution of $75 million to its U.S. defined benefit plan trust.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

10.	Commitment - CNH pays for normal warranty costs and the cost of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity as of and for the six months ended June 30, 2004 for this commitment is as follows:

Amount
(in millions)
Balance, January 1, 2004	$183
Current year provision	152
Claims paid and other adjustments	(138)

Balance, June 30, 2004	$197

11.	Shareholders’ Equity – The Board of Directors recommended a dividend of $0.25 per common share on March 19, 2004. Declaration of the dividend was approved by shareholders at the Annual General Meeting, which was held on April 26, 2004. The dividend was paid on May 25, 2004 to shareholders of record at the close of business on May 18, 2004.

In April 2003, CNH issued 8 million shares of Series A preference shares (“Series A Preferred Stock”) in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies. The Series A Preferred Stock will not accrue dividends until January 1, 2005. Subsequently, the Series A Preferred Stock will pay a dividend at the then prevailing common dividend yield. However, should CNH achieve certain defined financial performance measures, the annual dividend will be fixed at the prevailing common dividend yield, plus an additional 150 basis points. Dividends will be payable annually in arrears, subject to certain provisions that allow for a deferral for a period not to exceed five consecutive years. The Series A Preferred Stock has a liquidation preference of $250 per share and each share is entitled to one vote on all matters submitted to CNH’s shareholders. The Series A Preferred Stock will automatically convert into 100 million CNH common shares at a conversion price of $20 per share if the market price of the common shares, defined as the average of the closing price per share for 30 consecutive trading days, is greater than $24 at anytime through and including December 31, 2006 or $21 at anytime on or after January 1, 2007, subject to anti-dilution adjustment. In the event of dissolution or liquidation whatever remains of the company’s equity, after all its debts have been discharged, will first be applied to distribute to the holders of the Series A Preferred Stock, the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A Preferred Stock. Any remaining assets will be distributed to the holders of common shares in proportion to the aggregate nominal amount of their common shares.

Should the closing market price of CNH’s common shares average more than $21 for 30 consecutive trading days, CNH will be required to reflect the impact of these contingently issuable shares in its computation of diluted weighted average shares outstanding when they are dilutive.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

12.	Earnings (Loss) per Share - The following reconcile the numerator and denominator of the basic and diluted earnings per share computations for the three and six months ended June 30, 2004 and 2003.

	Three Months		Six Months
	Ended		Ended
	June 30,		June 30,
	2004	2003	2004	2003
		(in millions, except per share data)
Basic:
Net income (loss)	$83	$36	$74	$(10)

Weighted average shares outstanding — basic	133.2	131.7	133.0	131.5

Basic earnings (loss) per share	$0.62	$0.27	$0.56	$(0.08)

Diluted:
Net income (loss)	$83	$36	$74	$(10)

Weighted average shares outstanding — basic	133.2	131.7	133.0	131.5
Effect of dilutive securities (when dilutive)	0.2	0.3	0.2	—

Weighted average shares outstanding — diluted	133.4	132.0	133.2	131.5

Diluted earnings (loss) per share	$0.62	$0.27	$0.56	$(0.08)

13.	Accumulated Other Comprehensive Income (Loss) — The components of accumulated other comprehensive income (loss) as of June 30, 2004 and December 31, 2003 are as follows:

	June 30,	December 31,
	2004	2003
	(in millions)
Cumulative translation adjustment	$(224)	$(156)
Minimum pension liability adjustment, net of taxes of $222 and $222, respectively	(398)	(398)
Deferred gains (losses) on derivative financial instruments, net of taxes of $0 and $7, respectively	—	(5)
Unrealized gain on retained interests in securitization transactions, net of taxes of $17 and $13, respectively	30	20

Total	$(592)	$(539)

14.	Segment Information — CNH has three reportable operating segments: agricultural equipment, construction equipment and financial services. CNH evaluates segment performance and reports to Fiat based on results of operations in accordance with the accounting principles followed by Fiat. Fiat defines results of operations as the income (loss) before equity (income) loss in unconsolidated subsidiaries, net financial expenses, restructuring and taxes. Net financial expenses primarily include finance and interest income and expenses of Equipment Operations.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

A reconciliation of consolidated net income (loss) per U.S. GAAP to results of operations reported to Fiat is as follows:

	Three Months		Six Months
	Ended		Ended
	June 30,		June 30,
	2004	2003	2004	2003
		(in millions)
Net income (loss) per U.S. GAAP statements	$83	$36	$74	$(10)
Adjustments to convert from U.S. GAAP to accounting principles followed by Fiat:
Amortization of goodwill and other intangibles	(42)	(42)	(84)	(83)
Restructuring charge	3	8	9	11
Other, net	2	(3)	4	(4)

Net income (loss) per accounting principles followed by Fiat	46	(1)	3	(86)
Reconciliation of net income (loss) per accounting principles followed by Fiat to results of operations:
Minority interest	7	4	8	4
Income tax provision (benefit)	28	33	34	14
Restructuring charge	36	19	49	24
Net financial expense	101	71	196	164
Equity in (income) loss of unconsolidated subsidiaries and affiliates	(5)	(1)	(9)	(4)

Results of operations per accounting principles followed by Fiat	$213	$125	$281	$116

The following summarizes results of operations by segment per accounting principles followed by Fiat:

	Three Months		Six Months
	Ended		Ended
	June 30,		June 30,
	2004	2003	2004	2003
		(in millions)
Agricultural Equipment	$141	$83	$189	$101
Construction Equipment	30	(4)	7	(46)
Financial Services	44	48	88	65
Eliminations	(2)	(2)	(3)	(4)

Results of operations	$213	$125	$281	$116

15.	Reconciliation of Non-GAAP Financial Measures – CNH, in its press release announcing second quarter results, utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the Securities and Exchange Commission. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.

Net Income (Loss) Before Restructuring and Earnings (Loss) Per Share Before Restructuring

CNH defines net income (loss) before restructuring as U.S. GAAP net income (loss), less U.S. GAAP restructuring charges, net of tax.

The following table reconciles net income (loss) to net income (loss) before restructuring, net of tax and the related pro-forma earnings (loss) per share:

	Three Months		Six Months
	Ended		Ended
	June 30,		June 30,
	2004	2003	2004	2003
		(in millions)
Net income (loss)	$83	$36	$74	$(10)

Restructuring, net of tax:
Restructuring	39	26	58	34
Tax at 38%, 24%, 36%and 24%,respectively	(15)	(6)	(21)	(8)

Restructuring, net of tax	24	20	37	26

Net Income (loss) before restructuring	$107	$56	$111	$16

Weighted-average shares outstanding:
Basic	133.2	131.7	133.0	131.5

Diluted	133.4	132.0	133.2	131.6

Basic:
EPS before restructuring	$0.80	$0.42	$0.83	$0.12

EPS	$0.62	$0.27	$0.56	$(0.08)

Diluted:
EPS before restructuring	$0.80	$0.42	$0.83	$0.12

EPS	$0.62	$0.27	$0.56	$(0.08)

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

Industrial Gross and Operating Margin

CNH defines industrial gross margin as Equipment Operations net sales less cost of goods sold. CNH defines industrial operating margin as Equipment Operations gross margin less selling, general and administrative and research and development costs. The following table summarizes the computation of Equipment Operations industrial gross and operating margin.

	Three Months		Six Months
	Ended		Ended
	June 30,		June 30,
	2004	2003	2004	2003
		(in millions)
Net sales	$3,262	$2,754	$5,925	$5,031
Less:
Cost of goods sold	2,711	2,309	4,960	4,248

Gross margin	551	445	965	783
Less:
Selling, general and administrative	228	223	460	441
Research and development	67	66	132	136

Industrial operating margin	$256	$156	$373	$206

Adjusted EBITDA

Adjusted EBITDA means Equipment Operations net income (loss) excluding (I) net interest expense, (II) income tax provision (benefit) (III) depreciation and amortization and (IV) restructuring. Net interest expense for equipment operations means (I) interest expense (excluding interest compensation to Financial Services) less (II) finance and interest income.

Adjusted EBITDA does not represent cash flows from operations as defined by U.S. GAAP, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to net income or net cash provided (used) by operating activities under U.S. GAAP for purposes of evaluating results of operations and cash flows.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

The following table reconciles Equipment Operations net cash provided (used) by operating activities, the U.S. GAAP financial measure which we believe to be most directly comparable, to adjusted EBITDA.

	Three Months		Six Months		Twelve Months
	Ended		Ended		Ended
	June 30,		June 30,		June 30,
	2004	2003	2004	2003	2004	2003
			(in millions)
Net Cash Provided (Used) by Operating Activities	$210	$(64)	$179	$(151)	$396	$451
Net Interest Expense:
Interest Expense	80	69	159	157	323	332
Less: Finance and Interest Income	(20)	(20)	(36)	(41)	(78)	(91)

Net Interest Expense	60	49	123	116	245	241
Income Tax Provision (Benefit)	10	12	(1)	(8)	(90)	(56)
Restructuring:
Equipment Operations	39	25	57	31	294	69
Financial Services	—	1	1	3	1	4
Change in Other Operating Activities	(60)	160	28	257	(206)	(323)

Adjusted EBITDA	$259	$183	$387	$248	$640	$386

Interest Coverage Ratio

CNH defines interest coverage for Equipment Operations as adjusted EBITDA, as defined above, divided by net interest expense, as defined above.

The following table details the computation of Equipment Operations interest coverage ratio by CNH.

	Three Months		Six Months		Twelve Months
	Ended		Ended		Ended
	June 30,		June 30,		June 30,
	2004	2003	2004	2003	2004	2003
	(in millions, except ratios)
Adjusted EBITDA	$259	$183	$387	$248	$640	$386

Net Interest Expense	$60	$49	$123	$116	$245	$241

Interest Coverage Ratio	4.3	3.7	3.1	2.1	2.6	1.6

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

Net Debt

Net debt is defined as total debt less cash and cash equivalents and intersegment notes receivables. The calculation of net debt is shown below:

	Consolidated		Equipment Operations		Financial Services
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2004	2003	2004	2003	2004	2003
			(in millions)
Total Debt	$7,802	$6,996	$4,589	$4,715	$4,037	$3,293
Less:
Cash and cash equivalents:
With Fiat Affiliates	1,599	1,325	1,556	1,315	43	10
Other	551	619	394	486	157	133
Intersegment notes receivables	—	—	824	1,012	—	—

Net Debt	$5,652	$5,052	$1,815	$1,902	$3,837	$3,150

Working Capital

Working capital is defined as accounts, notes receivable and other-net (excluding intersegment notes receivable) plus inventories less accounts payable. The U.S. dollar computation of working capital, as defined is significantly impacted by exchange rate movements. To demonstrate the impact of these movements, we have computed working capital as of June 30, 2004 using December 31, 2003 exchange rates. The calculation of Equipment Operations working capital is shown below:

		June 30, 2004 at
	June 30,	December 31,	December 31,	June 30,
	2004	2003 FX Rates	2003	2003
	(in millions)
Accounts, notes receivable and other — net	$2,459	$2,595	$2,347	$2,153
Inventories	2,554	2,615	2,478	2,330
Accounts payable	(1,878)	(1,940)	(1,836)	(1,682)

Working capital	$3,135	$3,270	$2,989	$2,801